Exhibit 4.16

GREATER ATLANTA COMMERCIAL BOARD OF REALTORS, INC.

STANDARD COMMERCIAL LEASE AGREEMENT

THIS LEASE is made by and among Lonnie Pope (hereinafter called “Landlord”), and ViroMed Laboratories, Inc. d/b/a Axios, Inc. (hereinafter called “Tenant”), and Bryant & Associates hereinafter called “Broker”) and Cushman & Wakefield of Georgia, Inc. (hereinafter called “Co-Broker”).

WITNESSETH:

PREMISES

1. Landlord, for and in consideration of the rents, covenants, agreements, and stipulations hereinafter mentioned, provided for and contained herein to be paid, kept and performed by Tenant, leases and rents unto Tenant, and Tenant hereby leases and takes upon the terms and conditions which hereinafter appear, the following described property (hereinafter called the “Premises”), to wit: approximately 12,459 s.f. at 1265-B Kennestone Circle, Marietta, GA 30066-6037 and being known as the Premises. No easement for light or air is included in the Premises.

TERM

2. The Tenant shall have and hold the Premises for a term of 62 months with an estimated lease commencement date of April 15, 1997, but no later than thirty (30) days after landlord has separated the space and utilities Tenant may have full access to the space upon lease execution. The effective lease commencement date shall be the earlier of tenant occupying space and open for business or a permanent certificate of occupancy is issued. The lease shall end sixty two (62) months after lease commencement, at midnight, unless sooner terminated as hereinafter provided.

RENTAL

3. Tenant agrees to pay to Landlord at the address of Landlord as stated in this Lease, without demand, deduction or setoff, an annual base rent of $ 90,328.00 payable in equal monthly installments of $ 7,527.00 in advance on the first day of each calendar month during the term hereof. Upon execution of this Lease, Tenant shall pay to Landlord the first full month’s rent due hereunder. Rental for any period during the term hereof which is for less than one month shall be a prorated portion of the monthly rental due. On each anniversary of the commencement date, the base rental shall increase 3% per year.

LATE CHARGES

4. If ( X) Landlord fails to receive all or any portion of a rent payment within ten (10) days after it becomes due, Tenant shall pay Landlord, as additional rental, a late charge equal to five percent (5%) of the overdue amount. The parties agree that such late charge represents a fair and reasonable estimate of the costs Landlord will incur by reason of such late payment.

SECURITY DEPOSIT

5. Tenant shall deposit with Landlord upon execution of this Lease $ 7,52 7.00 as security deposit which shall be held by Landlord, without liability to Tenant for any interest thereon, as security for the full and faithful performance by Tenant of each and every term, covenant and condition of this Lease of Tenant. If any of the rents or other charges or sums payable by Tenant to Landlord shall be overdue and unpaid or should Landlord make payments on behalf of Tenant, or should Tenant fail to perform any of the terms of this Lease, then Landlord may, at its option, appropriate and apply the security deposit, or so much thereof as may be necessary to compensate Landlord toward the payment of the rents, charges or other sums due from Tenant, or towards any loss, damage or expense sustained by Landlord resulting from such default on the part of Tenant; and in such event Tenant shall upon demand restore the security deposit to the original sum deposited. In the event Tenant furnishes Landlord with proof that all utility bills have been paid through the date of Lease termination, and performs all of Tenant’s other obligations under this Lease, the security deposit shall be returned in full to Tenant within thirty (30) days after the date of the expiration or sooner termination of the term of this Lease and the surrender of the Premises by Tenant in compliance with the provisions of this Lease.

UTILITY BILLS

6. Landlord shall provide a separate meter for the demised premises for the gas and electricity. Tenant shall pay all utility bills, gas, electricity, fuel, light and heat bills for the Premises, and Tenant shall pay all charges for its own janitorial services. Tenant shall also be responsible for its pro rate share of water and sewer based on usage.

COMMON AREA COSTS; RULES AND REGULATIONS

7. Tenant shall pay as additional rental monthly, in advance, it pro rata share of common area maintenance costs as hereinafter more particularly set forth in the Special Stipulations.

USE OF PREMISES

8. The Premises shall be used for general business, office, laboratory and storage purposes. The Premises shall not be used for any illegal purposes, nor in any manner to create any nuisance or trespass, nor in any manner to vitiate the insurance or increase the rate of insurance on the Premises.

ABANDONMENT OF THE PREMISES

9. Tenant agrees not to abandon or vacate the Premises during the term of this Lease and agrees to use the Premises for the purposes herein leased until the expiration hereof.

TAX AND INSURANCE ESCALATION

10. Tenant shall pay upon demand by Landlord as additional rental during the term of this Lease, and any extension or renewal thereof, the amount by which all taxes (including but not limited to, ad valorem taxes, special assessments and any other governmental charges) on the Premises for each tax year exceed all taxes on the Premises for the tax year 1997. In the event the Premises are less than the entire property assessed for such taxes for any such tax year, then the tax for any such year applicable to the Premises shall be determined by proration on the basis that the rentable floor area of the Premises bears to the rentable floor area of the entire property assessed. If the final year of the Lease term fails to coincide with the tax year, then any excess for the tax year during which the term ends shall be reduced by the pro rata part of such tax year beyond the Lease term. If such taxes for the year in which the Lease terminates are not ascertainable before payment of the last month’s rental, then the amount of such taxes assessed against the Property for the previous tax year shall be used as a basis for determining the pro rata share, if any, to be paid by Tenant for that portion of the last Lease year. Tenant shall further pay, upon demand, its pro rata share of the excess cost of fire and extended coverage insurance including any and all public liability insurance on the building over the cost for the first year of the Lease term for each subsequent year during the term of this Lease. Tenants pro rata portion of increased taxes or share of excess cost of fire and extended coverage and liability insurance, as provided herein, shall be payable within thirty (30) days after receipt of notice from Landlord as to the amount due.

INDEMNITY; INSURANCE

11. Tenant agrees to and hereby does indemnify and save Landlord harmless against all claims for damages to persons or property by reasons of Tenant’s use or occupancy of the Premises, and all expenses incurred by Landlord because thereof, including attorney’s fees and court costs. Supplementing the foregoing and in addition thereto, Tenant shall during the term of this Lease and any extension or renewal thereof, and at Tenant’s expense, maintain in full force and effect comprehensive general liability insurance with limits of $1,000,000 per person and $2,000,000 per incident, and property damage limits of $1,000,000, which insurance shall contain a special endorsement recognizing and insuring any liability accruing to Tenant under the first sentence of this paragraph 11, and naming Landlord as additional insured Tenant shall provide evidence of such insurance to Landlord prior to the commencement of the term of this Lease. Landlord and Tenant each hereby release and relieve the other, and waive its right of recovery, for loss or damage arising out of or incident to the perils insured against which perils occur in, on or about the Premises, whether due to the negligence of Landlord or Tenant or their Brokers, employees, contractors and/or invitees, to the extent that such loss or damage is within the policy limits of said comprehensive general liability insurance. Landlord and Tenant shall, upon obtaining the policies of insurance required, give notice to the insurance carrier that the foregoing mutual waiver of subrogation is contained in this Lease. Tenant must provide renewal certificate annually to Landlord.

REPAIRS BY LANDLORD

12. Landlord agrees to keep in good repair the roof, foundations and exterior walls of the Premises, exclusive of glass and exterior doors, and underground utility and sewer pipes outside the exterior walls of the building, except repairs rendered necessary by the negligence or intentional wrongful acts of Tenant, its brokers, employees or invitees. If the Premises are part of a larger building or group of buildings, then to the extent that the grounds are common areas, Landlord shall maintain the grounds surrounding the building, including paving, the mowing of grass, care of shrubs and general landscaping. Tenant shall promptly report in writing to Landlord any defective condition known to it which Landlord is required to repair and failure so to report such conditions shall make Tenant responsible to Landlord for any liability incurred by Landlord by reason of such conditions.

REPAIRS BY TENANT

13. Tenant shall, throughout the initial term of this Lease, and any extension or renewal thereof, at its expense, maintain in good order and repair the Premises and other improvements located thereon, except those repairs expressly required to be made by Landlord hereunder. Tenant agrees to return the Premises to landlord at the expiration, or prior to termination of this Lease, in as clean condition as when first received, natural wear and tear, damage by storm, fire, lightning, earthquake or other casualty alone excepted less any partitions being removed as outlined under Paragraph 14.

ALTERATIONS

14. Prior to the lease commencement, Tenant shall make the alterations and improvements to the premises as outlined in Exhibit “A”. All approved alterations, additions, and improvements will be accomplished in a good and workmanlike manner, in conformity with all applicable laws and regulations, and by a contractor approved by Landlord, free of any liens or encumbrances. Upon substantial completion of improvements and punch list items and within 5 days of issuance of a permanent certificate of occupancy, Landlord shall Reimburse Tenant or pay contractor up to $21,000, which shall be documented expenses to the premises. Reimbursement or payment shall be subject to lien waivers provided by the general contractor. All alterations, additions and improvements shall become Landlord’s property and shall be surrendered to Landlord upon the termination of this Lease, except that Tenant may remove any of Tenant’s machinery or equipment, which can be removed without material damage to the Premises. Tenant shall repair, at Tenant’s expense, any damage to the Premises caused by the removal of any such machinery or equipment. Prior to construction, contractor must provide drawings and references for Landlord approval. Contractor shall use like kind materials in the building.

REMOVAL OF FIXTURES

15. Tenant may (if not in default hereunder) prior to the expiration of this Lease, or any extension or renewal thereof, remove all fixtures and equipment which it has placed in the Premises, provided Tenant repairs all damage to the Premises caused by such removal. Landlord and Tenant acknowledge that Landlord has provided lab fixtures that remain with the premises. A list is attached in Exhibit “C”.

DESTRUCTION OF OR DAMAGE TO PREMISES

16. If the Premises are totally destroyed by storm, fire, lightning, earthquake or other casualty, this Lease shall terminate as of the date of such destruction and rental shall be accounted for as between Landlord and Tenant as of that date. If the Premises are damaged but not wholly destroyed by any such casualty, rental shall abate in such proportion as use of the Premises has been destroyed and Landlord shall restore the Premises to substantially the same condition as before damage as speedily as is practicable, whereupon full rental shall recommence.

GOVERNMENTAL ORDERS

17. Tenant agrees, at its own expense, to comply promptly with all requirements of any legally constituted public authority made necessary by reason of Tenant’s occupancy of the Premises. Landlord agrees to comply promptly with any such requirements if not made necessary by reason of Tenant’s occupancy. It is mutually agreed, however, between Landlord and Tenant, that if in order to comply with such requirements, the cost to Landlord or Tenant, as the case may be, shall exceed a sum equal to one year’s rent, then Landlord or Tenant who is obligated to comply with such requirements may terminate this Lease by giving written notice of termination to the other party by certified mail, which termination shall become effective one hundred twenty (120) days after receipt of such notice and which notice shall eliminate the necessity of compliance with such requirements by giving such notice unless the party giving such notice of termination shall, before termination becomes effective, pay to the party giving notice all cost of compliance in excess of one year’s rent, or secure payment of said sum in manner satisfactory to the party giving notice.

CONDEMNATION

18. If the whole of the Premises, or such portion thereof as will make the Premises unusable for the purposes herein leased, are condemned by any legally constituted authority for any public use or purposes, then in either of said events the term hereby granted shall cease from the date when possession thereof is taken by public authorities, and rental shall be accounted for as between Landlord and Tenant as of said date. Such termination, however, shall be without prejudice to the rights of either Landlord or Tenant to recover compensation and damage caused by condemnation from the condemnor. It is further understood and agreed that neither the Tenant nor Landlord shall have any rights in any award made to the other by any condemnation authority notwithstanding the termination of the Lease as herein provided. Broker may become a party to the condemnation proceeding for the purpose of enforcing his rights under this paragraph.

ASSIGNMENT AND SUBLETTING

19. Tenant shall not, without the prior written consent of Landlord, which shall not be unreasonably withheld, assign this Lease or any interest hereunder, or sublet the Premises or any part thereof, or permit the use of the Premises by any party other than the Tenant except tenant may assign lease to an entity controlled or owned by Tenant of equal or greater credit worthiness. Consent to any assignment or sublease shall not impair this provision and all later assignments or subleases shall be made likewise only on the prior written consent of Landlord. The assignee of Tenant, at the option of Landlord, shall become liable to Landlord for all obligations of Tenant hereunder, but no sublease or assignment by Tenant shall relieve Tenant of any liability hereunder.

EVENT OF DEFAULT

20. The happening of any one or more of the following events (hereinafter any one of which may be referred to as an “Event of Default”) during the term of this Lease, or any renewal or extension thereof, shall constitute a breach of this Lease on the part of the Tenant: (A) Tenant fails to pay the rental as provided for herein; (B) Tenant abandons or vacates the Premises; (C) Tenant fails to comply with or abide by and perform any other obligation imposed upon Tenant under this Lease; (D) Tenant is adjudicated bankrupt; (E) a permanent receiver is appointed for Tenant’s property and such receiver is not removed within sixty (60) days after written notice from Landlord to Tenant to obtain such removal; (F) Tenant, either voluntarily or involuntarily, takes advantage of any debt or relief proceedings under the present or future law, whereby the rent or any part thereof is, or is proposed to be reduced or payment thereof deferred; (G) Tenant makes an assignment for benefit of creditors; or (H) Tenant’s effects are levied upon or attached under process against Tenant, which is not satisfied or dissolved within thirty (30) days after written notice from Landlord to Tenant to obtain satisfaction thereof.

REMEDIES UPON DEFAULT

21. Upon the occurrence of an Event of Default, Landlord, in addition to any and all other rights or remedies it may have at law or in equity, shall have the option of pursuing any one or more of the following remedies:

(A) Landlord may terminate this Lease by giving notice of termination, in which event this Lease shall expire and terminate on the date specified in such notice of termination, with the same force and effect as though the date so specified were the date herein originally fixed as the termination date of the term of this Lease, and all rights of Tenant under this Lease and in and to the Premises shall expire and terminate, and Tenant shall remain liable for all obligations under this Lease arising up to the date of such termination and Tenant shall surrender the Premises to Landlord on the date specified in such notice;

(B) Landlord may, from time to time without terminating this Lease, and without releasing Tenant in whole or part from Tenant’s obligation to pay monthly rental and additional rent and perform all of the covenants, conditions and agreements to be performed by Tenant as provided in this Lease, make such alterations and repairs as may be necessary in order to relet the Premises, and, after making such alterations and repairs, Landlord may, but shall not be obligated to, relet the Premises or any part thereof for such term or terms (which may be for a term extending beyond the term of this Lease) at such rental or rentals and upon such other terms and conditions as Landlord in its sole discretion may deem advisable or acceptable; upon each reletting, all rentals received by Landlord from such reletting shall be applied first, to the payment of any indebtedness other than rent due hereunder from Tenant to Landlord, second, to the payment of any costs and expenses of such reletting, including brokerage fees and attorneys’ fees, and costs of such alterations and repairs, third, to the payment of the monthly rental and additional rent due and unpaid hereunder, and the residue, if any, shall be held by Landlord and applied against payments of future monthly rental and additional rent as the same may become due and payable hereunder; in no event shall Tenant be entitled to any excess rental received by landlord over and above charges that Tenant is obligated to pay hereunder, including monthly rental and additional rent; if such rental received from such reletting during any month are less than those to be paid during the month by Tenant hereunder, including monthly rental and additional rent, Tenant shall pay any such deficiency to Landlord, which deficiency shall be calculated and paid monthly; notwithstanding any such reletting without termination, Landlord may at any time thereafter elect to terminate this Lease for such previous breach,

Tenant acknowledges that the premises are to be used for commercial purposes, and Tenant expressly waives the protections and rights set forth in Official Code of Georgia Annotated Section 44-7-52.

EXTERIOR SIGNS

22. Tenant shall place no signs upon the outside walls or roof of the Premises except with the written consent of the Landlord, Any and all signs placed on the Premises by Tenant shall be at tenant’s sole cost and expense and shall be maintained in compliance with governmental rules and regulations governing such signs, and Tenant shall be responsible to Landlord for any damage caused by installation, use or maintenance of said signs, and all damage incident to such removal. Signage must be approved by Landlord. Owner agrees to relocate the current signage from the front center and right of the building in order that Tenant may place its own signage.

LANDLORD’S ENTRY OF PREMISES

23. Landlord may card the Premises “For Rent” or “For Sale” ninety (90) days before the termination of this Lease. Landlord may enter the Premises at reasonable hours to exhibit the Premises to prospective purchasers or tenants, to inspect the Premises to see that Tenant is complying with all of Its obligations hereunder, and to make repairs required of Landlord under the terms hereof or to make repairs to Landlord’s adjoining property, if any.

EFFECT OF TERMINATION OF LEASE

24. No termination of this Lease prior to the normal ending thereof, by lapse of time or otherwise, shall affect Landlord’s right to collect rent for the period prior to termination thereof.

SUBORDINATION

25. At the option of Landlord, Tenant agrees that this Lease shall remain subject and subordinate to all present and future mortgages, deeds to secure debt or other security instruments (the “Security Deeds”) affecting the Building or the Premises, and Tenant shall promptly execute and deliver to Landlord such certificate or certificates in writing as Landlord may request, showing the subordination of the Lease to such Security Deeds. Tenant shall upon request from Landlord at any time and from time to time execute, acknowledge and deliver to Landlord a written statement certifying as follows: (A) that this Lease is unmodified and in full force and effect (or if there has been modification thereof, that the same is in full force and effect as modified and stating the nature thereof); (B) that to the best of its knowledge there are no uncured defaults on the part of Landlord (or if such default exists, the specific nature and extent thereof); (C) the date to which any rent and other charges have been paid in advance, if any; and (D) such other matters as Landlord may reasonably request.

QUIET ENJOYMENT

26. So long as Tenant observes and performs the covenants and agreements contained herein, it shall at all times during the Lease term peacefully and quietly have and enjoy possession of the Premises, but always subject to the terms hereof. Landlord and Tenant acknowledge the adjacent tenant, AFF International, Inc., does research, development and manufactures fragrances on their premises. Landlord will use their best efforts to address any persistent odor problems which may occur related to the adjacent tenant’s use. In the event that despite the best efforts of the landlord, the tenant believes a persistent odor problem remains, the tenant may cancel the lease and vacate the building by giving 90 days written notice to the landlord and by paying the unamortized portion of the $21,000 of leasehold improvements provided by the landlord. If the landlord disputes the existence of a persistent odor problem, then a third party, agreeable to both parties, will be brought in to determine if a persistent odor problem does exist.

NO ESTATE IN LAND

27. This Lease shall create the relationship of Landlord and Tenant between the parties hereto. No estate shall pass out of Landlord. Tenant has only a usufruct not subject to levy and sale, and not assignable by Tenant except by Landlord’s consent.

HOLDING OVER

28. If Tenant remains in possession of the Premises after expiration of the term hereof, with Landlord’s acquiescence and without any express agreement of the parties, Tenant shall be a tenant at will at the rental rate which is 125% of the rate in effect at end of this Lease and there shall be no renewal of this Lease by operation of law. If Tenant remains in possession of the Premises after expiration of the term hereof without Landlord’s acquiescence, Tenant shall be a tenant at sufferance and commencing on the date following the date of such expiration, the monthly rental payable under Paragraph 3 above shall for each month, or fraction thereof during which Tenant so remains in possession of the Premises, be 150 % the monthly rental otherwise payable under Paragraph 3 above.

ATTORNEY’S FEES

29. In the event that any action or proceeding is brought to enforce any term, covenant or condition of this Lease on the part of Landlord or Tenant, the prevailing party in such litigation shall be entitled to recover attorney’s fees actually incurred in such action or proceeding, but not to exceed 15% of damages due from the non-prevailing party. Furthermore, Landlord and Tenant agree to pay the attorney’s fees and expenses of (A) the other party to this Lease (either Landlord or Tenant) if it is made a party to litigation because of its being a party to this Lease and when it has not engaged in any wrongful conduct itself, and (B) Broker if Broker is made a party to litigation because of its being a party to this Lease and when Broker has not engaged in any wrongful conduct itself.

RIGHTS CUMULATIVE

30. All rights, powers and privileges conferred hereunder upon parties hereto shall be cumulative and not restrictive of those given by law.

WAIVER OF RIGHTS

31. No failure of Landlord to exercise any power given Landlord hereunder or to insist upon strict compliance by Tenant of its obligations hereunder and no custom or practice of the parties at variance with the terms hereof shall constitute a waiver of Landlord’s right to demand exact compliance with the terms hereof.

AGENCY DISCLOSURE

32. Landlord and Tenant hereby acknowledge that Broker has acted as an agent for Landlord in this transaction and will be paid a real estate commission by Landlord. Co-Broker has acted as an agent for Tenant and shall be paid a real estate commission by Landlord.

BROKER’S COMMISSION

33. Broker has rendered valuable service by assisting in the creation of the landlord-tenant relationship hereunder. The commission to be paid in conjunction with the creation of the relationship by this Lease has been negotiated between Landlord and Broker and Landlord hereby agrees to pay Broker as compensation for Broker’s services in procuring this Lease and creating the aforesaid landlord-tenant relationship pursuant to a separate commission agreement.

Broker’s commission shall not apply to any “additional rental” as that term is used in this Lease. Any separate commission agreement is hereby incorporated as a part of this Lease by reference and any third party assuming the rights and obligations of Landlord under this Lease shall be obligated to perform all of Landlord’s obligations to Broker under said separate commission agreement. If the Tenant becomes a tenant at will or at sufferance pursuant to Paragraph 28 above, or if the term of this Lease is extended or if this lease is renewed or if a new lease is entered into between Landlord and Tenant covering either the Premises or any part thereof, or covering any other premises as an expansion of, addition to, or substitution for the Premises, regardless of whether such premises are located adjacent to or in the vicinity of the Premises, Landlord, in consideration of Broker’s having assisted in the creation of the landlord-tenant relationship, agrees to pay Broker additional commissions as set forth below, it being the intention of the parties that Broker shall continue to be compensated so long as the parties hereto, their successors and/or assigns continue the relationship of landlord and tenant which initially resulted from the efforts of Broker, whether relative to the Premises or any expansion thereof, or relative to any other premises leased by Landlord to Tenant from time to time, whether the rental therefor is paid under this Lease or otherwise. Broker agrees that, in the event Landlord sells the Premises, and upon Landlord’s furnishing Broker with an agreement signed by the purchaser assuming Landlord’s obligations to Broker under this Lease, Broker will release the original Landlord from any further obligations to Broker hereunder. If the purchaser of the Premises does not agree in writing to assume Landlord’s obligations to Broker under this Lease, Landlord shall remain obligated to pay Broker the commissions described in this Paragraph 33 even after the expiration of the original term of this Lease if the purchaser (A) extends the term of this Lease; (B) renews this Lease; or (C) enters into a new lease with Tenant covering either the Premises or any part thereof, or covering any other premises as an expansion of, addition to, or substitution for the Premises, regardless of whether such premises are located adjacent to or in the vicinity of the Premises Voluntary cancellation of this Lease shall not nullify Broker’s right to collect the commission due for the remaining term of this Lease and the provisions contained hereinabove relative to additional commissions shall survive any cancellation or termination of this Lease. In the event that the Premises are condemned, or sold under threat of and in lieu of condemnation, Landlord shall, on the date of receipt by Landlord of the condemnation award or sale proceeds, pay to Broker the commission, reduced to its present cash value at the existing legal rate of interest, which would otherwise be due to the end of the term contracted for under Paragraph 2 above.

LIMITATION OF BROKER’S SERVICES AND DISCLAIMER

34. Broker is a party to this Lease for the purpose of enforcing its rights under Paragraph 33 above. Tenant must look solely to Landlord as regard to all covenants, agreements and warranties herein contained, and Broker shall never be liable to Tenant in regard to any matter which may arise by virtue of this Lease. It is understood and agreed that the commissions payable to Broker under Paragraph 33 above are compensation solely for Broker’s services in assisting in the creation of the landlord-tenant relationship hereunder; accordingly, Broker is not obligated hereunder on account of payment of such commissions to furnish any management services for the Premises Landlord and Tenant acknowledge that the Greater Atlanta Commercial Board of REALTORS, Inc. has furnished this Commercial Lease Agreement form to its members as a service and that it makes no representation or warranty as to the enforceability of the Commercial Lease Agreement form.

ENVIRONMENTAL LAWS

35. Landlord represents (A) the Premises are in compliance with all applicable environmental laws, and (B) there are not unlawful levels (as defined by the Environmental Protection Agency) of radon, toxic waste or hazardous substances on the Premises. Tenant represents and warrants that Tenant shall comply with all applicable environmental laws and that Tenant shall not permit any of his employees, brokers, contractors or subcontractors, or any person present on the Premises to generate, manufacture, store, dispose or release on, about, or under the Premises any toxic waste or hazardous substances which would result in the Premises not complying with any applicable environmental laws.

TIME OF ESSENCE

36. Time is of the essence of the Lease.

DEFINITIONS

37. “Landlord” as used in this Lease shall include the undersigned, its heirs, representatives, assigns and successors in title to the Premises, “Tenant” shall include the undersigned and its heirs, representatives, assigns and successors, and if this Lease shall be validity assigned or sublet, shall include also Tenant’s assignees or subtenants as to the Premises covered by such assignment or sublease. “Broker” shall include the undersigned, its successors, assigns, heirs and representatives. “Landlord,” “Tenant” and “Broker” include male and female, singular and plural, corporation, partnership or individual, as may fit the particular parties.

NOTICES

38. All notices required or permitted under this Lease shall be in writing and shall be personally delivered or sent by US Certified Mail, return receipt requested, postage prepaid. Broker shall be copied with all required or permitted notices. Notices to Tenant shall be delivered or sent to the address shown below, except that upon Tenant’s taking possession of the Premises, then the Premises shall be Tenant’s address for notice purposes. Notices to Landlord and Broker shall be delivered or sent to the addressed hereinafter stated, to wit:

LANDLORD:	Mr. Lonnie Pope P.O. Box 7505 Station A Marietta, Georgia 30065

Tenant:	ViroMed Laboratories, Inc. d/b/a Axios Inc. 1265-B Kennestone Circle Marietta, GA 30062

Broker:	Jess Brady Bryant & Associates 3350 Peachtree Road Suite 1250 Atlanta, GA 30326

Co-Broker:	Charles S. Craighill Cushman & Wakefield of Georgia, Inc. 1201 West Peachtree Street 3300 One Atlantic Center Atlanta, GA 30309

All notices shall be effective upon delivery. Any party may change his notice address upon written notice to the other parties.

ENTIRE AGREEMENT

39. This Lease contains the entire agreement of the parties hereto, and no representations, inducements, promises or agreements, oral or otherwise, between the parties, not embodied herein, shall be of any force or effect. No subsequent alteration, amendment, change or addition to this Lease, except as to changes or additions to the Rules and Regulations described in Paragraph 7, shall be binding upon Landlord or Tenant unless reduced to writing and signed by Landlord and Tenant.

SPECIAL STIPULATIONS

40. Any special stipulations are set forth in the attached Exhibit. Insofar as said Special Stipulations conflict with any of the foregoing provisions, said Special Stipulations shall control.

1.	Landlord shall deliver premises with all electrical, plumbing, mechanical, including all HVAC systems in good working order. Upon occupancy, Tenant shall maintain all systems and obtain a maintenance agreement for the HVAC system with a licensed HVAC contractor approved by the Landlord. During the lease term, Tenant shall be responsible for repairs up to $500 per unit pet occurrence. Landlord shall be responsible for the portion of major repairs costing over $500 per unit per occurrence. Landlord is not responsible for any equipment installed by Tenant or its contractor.

2.	Landlord shall be responsible for all property taxes and insurance. Tenant shall be responsible for its pro rata share of any increases above the 1997 base year.

The Common Area Maintenance (CAM) charge includes landscaping, parking lot and truck court maintenance, common area water & sewer, common utilities, trash removal and management of the property, The (CAM) charge for the first full year shall be $ .25 per sq. ft. This amount shall not increase by more than 10% in any one year. Except in the event trash removal charges attributed to Tenant’s use of the premises cause the CAM to exceed the annual increase provided above, Tenant agrees to reimburse Landlord for the increase over the cap due to trash removal only. Landlord will provide an annual statement of the CAM charges at the end of each calendar year for reconciliation between Landlord and Tenant. In no event shall Landlord be responsible for the removal of hazardous or bio-medical waste solely related to Tenant’s use.

3.	Landlord shall provide tenant separation wall as noted in Exhibit “A” and separate utilities including electricity, gas and water.

4.	Utilities for the “owner’s space” as outlined in Exhibit “B”, shall remain on the tenant’s meters and owner shall reimburse tenant for 33.3% of the utility bill’s which include electricity, gas and water.

5.	Right of First Refusal: Provided the Tenant is not then in default under this Lease and is then occupying the Premises, owner shall from time to time give written notice to Tenant when Landlord desires to lease the space known as Suite C being 3,980 rsf adjacent to the Premises, identified as Expansion Space on Exhibit “B” attached. Such notice shall set forth determination of “Market Annual Base Rental Rate” (as hereinafter defined”) for such space. Within ten (10) days after Tenant’s receipt of such notice (the “Notice Date”), Tenant shall give written notice as to whether or not Tenant is interested in leasing such space or the portion thereof designated in Landlord’s aforesaid notice to Tenant at the “Market Annual Base Rental Rate.” If tenant’s response is in the negative, if Tenant fails to respond within such ten (10) day period or if Tenant’s response is affirmative but Landlord and Tenant are thereafter unable, despite their good faith efforts, to agree upon the terms and conditions (other than the Base Rental which shall be the “Market Annual Base Rental Rate” for a lease of such space to Tenant within fifteen (15) days after the Notice Date, then Landlord shall be free to lease such space or a portion thereof, at any time within the balance of the one hundred eighty (180) day period after the Notice Date to any third party on such terms and conditions as Landlord shall, in its sole discretion, find to be acceptable. Whenever used in this Lease the term “Market Annual Base Rental Rate” shall mean Landlord’s determination of the annual rental per square foot (exclusive of expense pass through additions) of net rentable area then being charged similar buildings located in suburban Atlanta, Georgia, for space comparable to the space for which the Market Annual Base Rental Rate is being determined (taking into consideration use, location, and/or floor level within the applicable building, rental concessions (such as abatements or Lease assumptions), the provision of free or paid unassigned parking, the time the particular rate under consideration became effective, size of tenant, relative operating expenses, relative services provided, etc.). It is agreed that bona fide written offers to Lease comparable space located elsewhere in the Building from third parties (at arm’s length) may be used by Landlord as an indication of the Market Annual Base Rental Rate. When Suite A becomes available, Landlord will make tenant aware of its availability and notify tenant in writing of any bona fide offers acceptable to Landlord. Upon receipt of a bona fide offer by a third party, Tenant shall have 7 days to respond to Landlord as to whether they want to lease the space. The same determination of “Market Annual Base Rental Rates” will be applied.

6.	Tenant shall be granted (2) three year options to renew lease at 95% of the prevailing market late by giving landlord (90) ninety days notice. The prevailing market rate shall be defined as the “Market Annual Base Rental Rate” determined in special stipulation #6 above.

7.	Upon execution. Tenant shall pay first month’s rent and security deposit; rent for months 2 and 3 shall be abated in full.

IN WITNESS WHEREOF, the parties herein have hereunto set their hands and seals, in triplicate.

LANDLORD:	Lonnie Pope
(SEAL)
	/s/ Lonnie H. Pope	(SEAL)
Date and time executed by Landlord: 3/10/97

TENANT:	ViroMed laboratories, Inc. d/b/a Axios, Inc.

	/s/ William D. Smith COO/CFO	(SEAL)
(SEAL)
Date and time executed by Tenant: 4:35 pm 3/3/97

BROKER:	Bryant & Associates

	(illegible)	(SEAL)
(SEAL)
Date and time executed by Broker: 3/11/97 1:30 pm

CO-BROKER:	Cushman & Wakefield of Georgia, Inc.

	/s/ Charles S. Craighill	(SEAL)
	Associate Director	(SEAL)
Date and time executed by Broker: 3/11/97 3:30

Lease Addendum “A”

THIS LEASE addendum is made by and among Popefield North, LLC (hereinafter called “Landlord”), and ViroMed Laboratories, Inc. d/b/a Axios, Inc. (hereinafter called ‘Tenant”) This addendum modifies the Lease Agreement dated May 16, 1997 (hereinafter called “Original Lease Agreement”)

WITNESSETH

PREMISES:

Landlord, for and in consideration of the rents, covenants, agreements and stipulations mentioned in the Original Lease Agreement, leases and rents unto Tenant, and Tenant hereby leases and takes upon the terms and conditions which appear hereinafter and in the Original Lease Agreement, the following described property (hereinafter called the “Additional Space”), to wit; approximately 3,980 s f at 1265-C Kennestone Circle, Marietta, GA 30066-6037

TERM:

The Tenant shall have and hold the Additional Space for a term that coincides with that of the Original Lease Agreement with an estimated lease commencement date of October 24, 1998. Tenant may have full access to the space upon the commencement date Tenant acknowledges that the Additional Space is made available “as is”

RENTAL:

Tenant agrees to pay Landlord at the address of Landlord as stated in the Original Lease Agreement, or other such address provided to Tenant in writing, without demand, deduction or setoff, an annual base rent of $ 29,730.60 payable in monthly installments of $ 2,477.55 along with base rent as set forth in the Original Lease Agreement and subject to the provisions outlined in the Original Lease Agreement

OTHER PROVISIONS:

Tenant and Landlord agree that the Additional Space shall be subject to all the terms and conditions as outlined in the Original Lease Agreement except as stipulated in this Addendum and shall be deemed to be incorporated into the Original Lease Agreement

SPECIAL STIPULATIONS:

1.	Upon execution, rent for the period of October 24, 1998 through December 31, 1998 for the Additional Space shall be abated in full as full payment of the sums owed to ViroMed Laboratories, Inc. from Lonnie H. Pope / Landlord per that letter dated 9/29/98 which is attached as Exhibit A

2.	Tenant shall assume utility costs associated with the acquisition of the Additional Space as provide in Special Stipulation #4 in the Original Lease Agreement

3.	As Landlord will not be an occupant in the building, Tenant agrees to accept responsibility for its pro-rata share of all Common Area Maintenance items as outlined in Special Stipulation #2 in the Original Lease Agreement. This amount shall not exceed those outlined in Special stipulation #2 of the Original Lease Agreement. In return for this assumption by Tenant, Landlord agrees not to bill Tenant a Common Area Maintenance Fee as outlined in same Special Provision

IN WITNESS WHEREOF, the parties herein have hereunto set their hands and seals,

LANDLORD:	POPEFIELD NORTH, LLC.

	/s/ Lonnie H. Pope	(Seal)
Lonnie H. Pope

10/8/98
Date executed by Landlord

TENANT:	VIROMED LABORATORIES, INC. d/b/a Axios, Inc

	/s/ William D. Smith	(Seal)
William D. Smith

10/8/98
Date executed by Tenant

Popefield North, LLC

2809 Wyngate NW

Atlanta, Georgia 30305

404-355-4577

June 27, 2002

Mr. Bill Smith

Apptec Laboratory Services, LLC

2540 Executive Drive

St. Paul, MN 55120

Dear Bill,

Reference is hereby made to that certain real property lease agreement dated Match 18, 1997, between Popefield North, LLC (as successor to Lonnie Pope) (“Landlord”) and Viromed Laboratories (“Tenant”). Apptec Laboratory Services, LLC, formerly known as Viromed Laboratories, hereby exercises its first option to renew its lease on the facility located at 1265B Kennestone Circle, Marietta, Georgia with the following modifications:

1)

Beginning on with the lease payment due on June 1st, 2002, the monthly base rent shall be reduced by 10% of the then applicable base rent (as a result, the payment due June 1st, 2002 shall be $10,456.45) to permit Tenant to make improvements to the leased space;

2)	Landlord shall have the adjoining tenant remove any of ‘their property that is placed or stored behind the area of the building currently occupied by Tenant. Tenant shall promptly notify Landlord if the adjoining Tenant fails to comply with any such requests;

3)	Landlord shall complete the replacement the heating and air conditioning unit currently being replaced by Estes Heating and Air;

4)	Tenant shall be designated the 42 parking spaces as shown on Exhibit 1 attached hereto; and

5)	The term of this lease extension shall continue through October 31,2004

All terms of the Lease not modified by this letter shall remain in effect. All defined terms not herein defined shall have the meaning given to them in the Lease. If these modifications are acceptable, please sign in the space provided and return one copy to me for my records.

Very truly yours,	Agreed to accepted

/s/ Popefield North, LLC by Bryan H. Hope	/s/ William Smith
Popefield North, LLC	Mr. William Smith
President

Popefield North, LLC

2809 Wyngate NW

Atlanta, Georgia 30305

404-355-4577

March 28, 2005

Mr. Bill Smith

AppTec Laboratory Services, Inc.

2540 Executive Drive

St Paul, MN 55120

Dear Bill,

Reference is hereby made to that certain real property lease agreement (the “Lease”) dated March 18, 1997, between Popefield North, LLC (as successor to Lonnie Pope) (“Landlord”) and Viromed Laboratories, now known as AppTec Laboratory Services, Inc. (“Tenant”) formerly known as Viromed Laboratories, hereby exercises its second option to renew its lease on the facility located at 1265B Kennestone Circle, Marietta, Georgia. The term of this lease extension shall continue through December 31, 2010.

Further understanding and agreement:

A)	The annual base rent beginning with the payment due February 1, 2005 shall be $125,476.60 payable in equal monthly payments of $10,456.55. On each anniversary of the commencement date of this lease extension, the annual base rent shall increase 1.5% per year.

B)

Following the termination of the current outstanding lease extensions currently exercised by AFF, Inc. (the “AFF Space”), assuming Tenant is not then in default with any terms of the Lease or any amendments or extensions, Tenant shall have the option (the “Option”) to lease from Landlord the AFF Space by giving written notice to Landlord by no later than June 30, 2006. If Tenant exercises the Option, the base rent shall be an additional amount determined by dividing the then applicable base rent under the Lease by 16,439, and multiplying the quotient by 18,153. For example, for the current period, the additional annual base rent would be $125,476 60 / 16,439 = $7.63 * 18,153 = $138,559.32. The first rent payment including both the space covered by the Lease and the AFF Space shall be due the 1st of the month following the month in which Tenant takes physical possession of the AFF Space, but not later than 60 days after AFF, Inc. vacates the AFF Space. Upon exercising the Option, the terms of the Lease, as modified by any amendment or extension thereto, shall apply to the AFF Space

C)	Landlord agrees to clean the AFF space once the AFF Space is vacated by AFF, Inc.

All terms of the Lease, and any amendments thereto, not modified by this letter shall remain in effect. All defined terms not herein defined shall have the meaning given to them in the Lease If the foregoing correctly sets forth the understanding and agreement between the parties, please so indicate in the space provided for that purpose below.

Very truly yours,	Agreed to accepted

/s/ Bryan H. Hope	/s/ William Smith
Popefield North, LLC	Mr. William Smith
Executive Vice President AppTec Laboratory Services, Inc.

June 29, 2006

Mr. Bryan H. Pope

Popefield North, LLC

2809 Wyngate NW

Atlanta, Georgia 30305

Dear Bryan,

Reference is hereby made to that certain real property lease agreement (the “Lease”) dated March 18, 1997, between Popefield North, LLC (as successor to Lonnie Pope) (“Landlord”) and Viromed Laboratories, now known as Apptec Laboratory Services, Inc (“Tenant”), formerly known as Viromed Laboratories, hereby exercises its option to lease from the landlord the AFF space on the terms described in that lease extension dated March 18, 2005 between the parties.

Further understanding and agreement:

A)	The Tenant agrees to provide an additional damage deposit of $1,550 upon Tenant taking physical possession of the AFP Space

B)	The current lease and extensions of the AFF Space terminate on September 30,2006

C)	There have been ongoing discussions between the parties on work required to make the AFF Space clean and suitable for AppTec’s needs. The details and costs to be born by the respective parties are yet to be determined and the parties agree to bring the discussions to a conclusion as soon as possible

All terms of the Lease, and any amendments thereto, not modified by this letter shall remain in effect. All defined terms not herein defined shall have the meaning given to them in the Lease. If the foregoing correctly sets forth the understanding and agreement between the parties, please so indicate in the space provided for that purpose below

Very truly yours,	Agreed to accepted

/s/ William D. Smith	/s/ Bryan H. Pope
AppTec Laboratory Services, Inc.	Popefield North, LLC
Mr. William Smith	Bryan H. Pope
VP Finance & Treasurer

Popefield North, LLC

2809 Wyngate NW

Atlanta, Georgia 30305

November 14, 2006

Mr. Bill Smith

AppTec Laboratory Services, Inc

2540 Executive Drive

St Paul, MN 55120

Dear Bill,

Reference is hereby made to that certain real property lease agreement (the “Lease”) dated March 18, 1997, between Popefield North, LLC (as successor to Lonnie Pope) (“Landlord”) and Viromed Laboratories, now known as Apptec Laboratory Services, Inc. (“Tenant”) as amended on June 27, 2002, March 28, 2005 and June 29, 2006.

Further under standing and Agreement:

A)	Landlord hereby agrees to reimburse Tenant up to $55,000 for out of pocket costs related to Tenant’s repair and improvement of the AFF Space (as that term is defined in the amendments to the Lease);

B)	Tenant agrees to provide Landlord with receipts and other documentation and information related to such costs and improvements as Landlord may reasonably request;

C)	Landlord agrees to remit funds to Tenant upon the earlier of receipt of the funds from Landlord’s escrow account with its lender or 60 days from the date such receipts are submitted to lender for payment;

D)	Landlord and Tenant agree that no rent payment shall be due on the AFF Space for the month of November 2006 and Tenant shall only be obligated to pay one half of the applicable rental amount for the month of December 2006 If Tenant is unable to utilize any of the AFF Space during December 2006, Tenant and Landlord agree to negotiate in good faith to determine a mutually acceptable rent amount for December; and

E)	Landlord and Tenant hereby agree to extend the term of the second option (as described in the lease amendment and extension dated March 28, 2005) for the entire 1265 Kennestone Circle building through December 31, 2012.

1

F)	Landlord and Tenant hereby agree to a new 5 year option to extend the lease of the entire 1265 Kennestone Circle building through December 31, 2017 under the same terms as the current Lease

All terms of the Lease, and any amendments thereto, not modified by this amendment shall be remain in effect. Add defined terms not herein defined shall have the meaning given to them in the Lease and the amendments thereto If the foregoing correctly sets for the understanding and agreement between the parties, please so indicate in the space provided for that purpose below.

Agreed to and accepted:

POPEFIELD NORTH, LLC	APPTEC LABORATORY SERVICES, INC

/s/ Bryan H. Hope	/s/ William D. Smith
Bryan H. Hope	Mr. William D. Smith
Vice President & Treasurer

2